Exhibit 99.1

MAMMA.COM INC. TO REPORT Q1 FINANCIAL RESULTS ON MAY 10, 2007

ISSUES MEDIA ADVISORY FOR EARNINGS CALL ON MAY 10, 2007

Montreal, Canada, Thursday, May 3, 2007—Mamma.com Inc., (the “Company”), (NASDAQ: MAMA), advises that it will report its financial results for the first quarter after markets close on Thursday, May 10, 2007. The Company further advises that it will hold an earnings conference call beginning at 4:30 PM (Eastern Time) on May 10, 2007.

The call-in number is: 1-416-915-5765 (for local and international participants) or please call toll free 1-866-250-4909 (North America only).

The live Web cast will be available on the Investors section of the Company’s website: http://corporate.mamma.com/ir/financial.html. The archived Web cast will be made available on the Company’s Web site starting one hour after the completion of the call.

About Mamma.com Inc.

Mamma.com Inc. is a leading provider of award winning search technology for both the Web and desktop space, delivered through its properties, www.mamma.com and www.copernic.com respectively. The Company is also a top provider of online marketing solutions to advertisers, providing keyword and graphic ad placement on its large publisher network.

Mamma.com—The Mother of All Search Engines® (www.mamma.com) is one of the most popular metasearch engines on the Internet, as it makes it easier and faster for people to find information by gathering the most relevant results from the best search engines on the Internet.

Through its award winning Copernic Desktop Search product, the Company develops cutting edge search solutions bringing the power of a sophisticated, yet easy-to-use search engine right to the user’s PC. It allows for instant searching of files, emails, and email attachments stored anywhere on a PC hard drive. Its desktop search application won the CNET Editors’ Choice Award as well as the PC World World Class award in 2005. In 2007 PC Pro, UK’s most respected IT magazine for professionals and Micro Hebdo, one of France’s most read IT magazine, have selected Copernic Desktop Search 2.0 as the top desktop search tool.

More information can be found at corporate.mamma.com.

Statements contained in this press release, which are not historical facts, are forward-looking statements as that term is defined in the Private Securities Litigation Reform Act of 1995. Such forward-looking statements are subject to risks and uncertainties that can cause actual results to differ materially from estimated results. Such risks and uncertainties are detailed in the Company’s filings with the United States Securities and Exchange Commission and the Ontario Securities Commission and include but are not limited to the extent to which the results of the SEC investigation or the purported securities class action lawsuits negatively impact the Company. The Company expressly disclaims any intent or obligation to update any description of the scope, focus or subject matter of the statements in this press release.

FOR INFORMATION PLEASE CONTACT:

Daniel Bertrand, Executive Vice President and Chief Financial Officer

Mamma.com Inc.

Telephone Toll Free: (877) 289-4682 #118

Telephone: (514) 908-4318

Email: dbertrand@mamma.com

Web site: www.mammainc.com